UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2002

IMPRESS HOLDINGS B.V.
(Translation of Registrant’s Name Into English)

World Trade Center, Tower C 8th Floor
Schiphol Boulevard 221
Luchthaven Schiphol
NL-1118 BH
The Netherlands

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes            No

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__)

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

IMPRESS HOLDINGS B.V.

By:	/s/John Geake
Name:	John Geake
Title:	Chief Financial Officer

Date:	October 23, 2002